As filed with the Securities and Exchange Commission on December 7, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE CENTRAL EUROPE AND RUSSIA FUND, INC.
(Name of Subject Company (Issuer))

THE CENTRAL EUROPE AND RUSSIA FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

153436100
(CUSIP Number of Class of Securities)

John Millette
Secretary
The Central Europe and Russia Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE
________________

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
________________

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release

 FOR IMMEDIATE RELEASE
 For additional information

 Deutsche Bank Press Office (212) 250-5536
 Shareholder Account Information (800) 437-6269
 DWS Closed-End Funds (800) 349-4281 or
 00-800-2287-2750 from outside the US

The Central Europe and Russia Fund, Inc. Announces Upcoming Tender Offer

NEW YORK, NY December 7, 2012 - - The Central Europe and Russia Fund, Inc. (NYSE: CEE) (the “Fund” or “CEE”) announced that in accordance with the Fund’s Discount Management Program (the “Program”), the Board of Directors of the Fund approved a cash tender offer for up to 5% of its issued and outstanding shares of common stock at a price equal to 98% of its net asset value (“NAV”) per share as determined by the Fund on the next business day after the date on which the offer expires.  The Fund normally calculates its NAV per share at 11:30 a.m. New York Time on each day during which the New York Stock Exchange is open for trading.  If more than 5% of the Fund’s outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the tender offer, the Fund will purchase shares from tendering stockholders on a pro rata basis.  Subject to the Board’s exercise of its fiduciary duties, the tender offer will commence on or about February 4, 2013, after the Fund’s anticipated year-end distribution, and will remain open through March 5, 2013 unless extended.  There can be no assurance that the Fund’s tender offer will reduce the spread between the market price of the Fund’s shares and its NAV per share.

For more information on the Fund, including the most recent month-end performance and presentations, visit www.dws-investments.com or call (800) 349-4281 or 00-800-2287-2750 from outside the US.

The Central Europe and Russia Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe and Russia.  The Fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk.  Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks.  Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

Closed-end funds, unlike open-end funds, are not continuously offered.  There is a one-time public offering and, once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange.  Shares of closed-end funds frequently trade at a discount to NAV.  The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund.  Therefore, a fund cannot predict whether its shares will trade at, below or above NAV.  There can be no assurance that the Program will be effective in reducing the Fund’s market discounts.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.  Foreign security markets generally exhibit greater price volatility and are less liquid than the US market.  Additionally, the Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the Fund’s shares to greater price volatility.  Some funds have more risk than others.  These include funds, such as CEE, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Fund has not commenced its self-tender offer described in this press release.  Upon commencement of the Fund’s tender offer, the Fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal, and other related documents.  Stockholders of the Fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Fund’s tender offer.  Stockholders can obtain the offer to purchase and the tender offer statement on Schedule TO and related exhibits when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions.  Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed.  All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.  Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset & Wealth Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  R-30036-1 (12/12)